Date: April 24, 2007

Contact: Neal A. Petrovich, Senior Vice President and Chief Financial Officer
                     434-773-2242 ***petrovichn@amnb.com***

Traded: NASDAQ Global Select Market   **Symbol:**   AMNB

AMERICAN NATIONAL BANKSHARES INC. ANNOUNCES FIRST QUARTER EARNINGS AND SMITH MOUNTAIN LAKE EXPANSION

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, today announced first quarter 2007 net income of $2.7 million and announced a planned expansion into the Smith Mountain Lake area of Virginia. First quarter net income increased 12.4% over the first quarter of 2006. Earnings per share were $0.44 on both a basic and diluted basis, the same as in the year-earlier quarter.

Net Interest Income and Provision for Loan Losses

Compared to the first quarter of 2006, net interest income increased $1.1 million, or 18.6%. The improvement was due largely to the acquisition of Community First Financial Corporation on April 1, 2006, which significantly increased the Company's interest-earning assets. The provision for loan losses was $303,000 in the first quarter of 2007 compared with $126,000 in the first quarter of 2006.

Noninterest Income and Noninterest Expense

Noninterest income rose 16.4% from $1.9 million in the first quarter of 2006 to $2.2 million in the first quarter of 2007. The increase was due in large part to growth in trust fees, increases in deposit account service charge income and mortgage banking revenue, and income from bank owned life insurance acquired from Community First. Noninterest expense increased $787,000 or 18.0% from the first quarter of 2006 to 2007, due largely to the impact of the Community First acquisition.

Balance Sheet and Asset Quality

Average assets increased from $631.9 million in the first quarter of 2006 to $778.9 million in the recently completed quarter, primarily as a result of loans acquired from Community First. Average loans were $544.2 million during the first quarter of 2007, compared with $412.2 million in the year-earlier quarter. Average deposits increased $97.1 million, or 19.5% from the first quarter of 2006 to the first quarter of 2007, largely due to the acquisition.

Asset quality measurements improved over the year-earlier quarter. Nonperforming loans declined to 0.48% of total loans at March 31, 2007, and recoveries of previously charged-off loans exceeded charge-offs in the current quarter.

Smith Mountain Lake Expansion

The Company also announced a planned expansion into the Smith Mountain Lake area of Virginia, with the hiring of two experienced bankers - Gail B. Alexander and Michael W. English. "We are excited that Gail and Mike have joined the American National team," stated Charles H. Majors, President and Chief Executive Officer. "Their banking experience and market knowledge will be an asset to American National and they look forward to continuing their history of relationship banking." The Bank intends to construct a full service office at Smith Mountain Lake and to operate from temporary space until construction is completed. "This expansion is part of our strategic plan to move into nearby markets with strong growth potential and complements our 2006 expansion into the Lynchburg / Bedford County area," stated Majors. Regulatory branch approval requests will be submitted once the temporary and permanent locations are finalized.

About American National

American National Bankshares Inc. is the holding company of American National Bank and Trust Company, a community bank with eighteen full service offices serving the areas of Danville, Pittsylvania County, Martinsville, Henry County, South Boston, Halifax County, Lynchburg, Bedford, Bedford County, Campbell County, and portions of Nelson County in Virginia, along with portions of Caswell County in North Carolina. The Bank also operates a loan production office in Greensboro, North Carolina.

American National Bank and Trust Company provides a full array of financial products and services, including commercial, mortgage, and consumer banking; trust and investment services; and insurance. Services are also provided through twenty-three ATMs, "AmeriLink" Internet banking, and 24-hour "Access American" phone banking. Additional information is available on the Bank's website at www.amnb.com. The shares of American National Bankshares Inc. are traded on the NASDAQ Global Select Market under the symbol "AMNB."